

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2021

Rob Phythian
Chief Executive Officer
SharpLink Gaming Ltd.
333 Washington Ave. N
Suite 104
Minneapolis Minnesota 55401

> **Re: SharpLink Gaming Ltd.**
> **Registration Statement on Form F-3**
> **Filed July 27, 2021**
> **File No. 333-258201**

Dear Mr. Phythian:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Andi Carpenter at 202-551-3645 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing